EXHIBIT 12.1

ANWORTH MORTGAGE ASSET CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

Computation of ratio of earnings to combined fixed charges and preferred stock dividends:

	For the Years Ended December 31,
	2014	2013	2012	2011	2010

Fixed charges(1)	$79,907	$92,970	$86,073	$89,265	$95,830
Preferred stock dividends	5,716	5,736	5,773	5,885	5,764
Combined fixed charges and preferred stock dividends	$85,623	$98,706	$91,846	$95,150	$101,594
Fixed charges	$85,623	$98,706	$91,846	$95,150	$101,594
Net Income	$28,619	$75,720	$100,218	$122,876	$110,499
	$114,242	$174,426	$192,064	$218,026	$212,093
Dollar amount of deficiency	$-	$-	$-	$-	$-
Ratio of earnings to combined fixed charges and preferred stock dividends	1.33	1.77	2.09	2.29	2.09

(1)	Fixed charges consist of interest expense on all indebtedness.